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VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Attn.: Jeffrey P. Riedler,
Assistant Director
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549-6010

Re: Inspire Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-147733

Dear Mr. Riedler:

On behalf of Inspire Pharmaceuticals, Inc. ("Inspire"), set forth below is Inspire's response to the comment of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") contained in the letter, dated December 7, 2007, relating to the above-referenced registration statement on Form S-3 (the "Registration Statement"). To facilitate your review, set forth below is the full text of the Staff's comment, followed by Inspire's response.

Comment:

Form S-3

  We believe that Warburg Pincus Private Equity [IX], L.P. is an underwriter. Please clarify wherever applicable in your prospectus that Warburg Pincus Private Equity [IX] is an underwriter.

Response:

Inspire respectfully submits to the Staff that it believes that Warburg Pincus Private Equity IX, L.P. ("Warburg Pincus") is not, and should not be considered, an "underwriter" under Section 2(a)(11) of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities it acquired from Inspire and that no revision to the prospectus contained in the Registration Statement is necessary.

           Background

On July 17, 2007, Warburg Pincus and Inspire entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") pursuant to which Inspire agreed to sell and Warburg Pincus agreed to purchase 140,186 shares of Inspire's Series A Exchangeable

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Preferred Stock, par value $0.001 per share (the "Exchangeable Preferred Stock"), at a price per share of $535.00. The per share purchase price for the Exchangeable Preferred Stock was based on the $5.35 per share closing price of Inspire's common stock on the Nasdaq Global Market on July 16, 2007. Subject to the receipt of the approvals described below, the Exchangeable Preferred Stock was initially exchangeable for shares of Inspire's common stock at a ratio of 1:100.

On July 20, 2007, the closing under the Securities Purchase Agreement occurred. The sale of the Exchangeable Preferred Stock to Warburg Pincus was exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D based on Warburg Pincus's status as an "accredited investor" under Rule 501 of Regulation D. On July 26, 2007, Inspire filed a Form D with respect to the sale of the Exchangeable Preferred Stock to Warburg Pincus.

Also on July 20, 2007, Warburg Pincus and Inspire entered into a Registration Rights Agreement (the "Registration Rights Agreement") that required Inspire to register the shares of common stock received by Warburg Pincus upon the exchange of the Exchangeable Preferred Stock or, in the event the Exchangeable Preferred Stock was not exchanged within one year, the shares of Exchangeable Preferred Stock.

The exchange of the Exchangeable Preferred Stock was conditioned on the approval of Inspire's stockholders and receipt of the necessary approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Approval"). On August 20, 2007, the HSR Approval was received. On October 31, 2007, Inspire's stockholders approved the exchange of the Exchangeable Preferred Stock, and on that day all of the outstanding shares of Exchangeable Preferred Stock were automatically exchanged for 14,018,600 shares of Inspire's common stock. The shares of Exchangeable Preferred Stock and the 14,018,600 shares of common stock that were acquired by Warburg Pincus upon the exchange of the Exchangeable Preferred Stock are collectively hereinafter referred to as the "Shares".

On November 30, 2007, Inspire filed the Registration Statement to register the 14,018,600 shares of common stock received by Warburg Pincus upon the exchange of the Exchangeable Preferred Stock as required by the Registration Rights Agreement.

            Analysis

           Staff Guidance.

In a no-action letter issued to the American Council of Life Insurance (American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983) the Staff

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noted that underwriter status depends on all of the facts and circumstances surrounding a particular transaction and stated that institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided such securities are acquired in the ordinary course of their business from the issuer and that the purchaser have no arrangement with any person to participate in the distribution of such securities.

Interpretation D. 5 of the Staff's Manual of Publicly Available Telephone Interpretations states that the "determination of whether a person is an underwriter with respect to a large amount of securities acquired in one or a series of offerings under the rule depends on the particular facts and circumstances."

Interpretations D.29 and H.76 of the Staff's Manual of Publicly Available Telephone Interpretations provide the following list of factors that should be considered when evaluating the facts and circumstances of whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer: "how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer."

           Warburg Pincus Purchased the Shares in the Ordinary Course of Business.

We respectfully submit to the Staff that Warburg Pincus is a private equity investor and is not a registered broker-dealer. This information is set forth in the Registration Statement. Furthermore, Warburg Pincus has informed Inspire that as a private equity fund, it is in the business of buying and holding equity investments in a number of different companies. As set forth in further detail below, pursuant to the Securities Purchase Agreement, Warburg Pincus represented to Inspire that it was purchasing the Exchangeable Preferred Stock for its own account for investment.

The additional terms and conditions of the transaction are also indicative of an investment, not an underwritten transaction. For instance, under the terms of the Securities Purchase Agreement, Warburg Pincus acquired the shares of Exchangeable Preferred Stock at a fixed price based upon the closing price of Inspire's common stock on the prior day. The purchase price did not reflect a discount that is customary in an underwritten transaction. Warburg Pincus has not and will not receive a commission or any other remuneration from Inspire if and when it sells its shares of Inspire's common stock. Furthermore, Warburg Pincus acquired a security (i.e., the Exchangeable Preferred Stock) for which there had never

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been a market and which could not be converted into Inspire's common stock at Warburg Pincus's request or demand. Instead, the Exchangeable Preferred Stock was automatically exchanged into common stock only upon receipt of the HSR Approval and stockholder approval, both of which were outside of Warburg Pincus's control. See "Warburg Pincus has Continually Held the Shares for Over Five Months and has Accepted the Market Risks" below for further discussion of various terms of the transaction.

           At the Time Warburg Pincus Acquired the Shares, it had no Agreement or
          Understanding with any Person to Distribute the Shares.

Warburg Pincus has informed Inspire that it is not in the business of underwriting securities. Warburg Pincus has no agreement or understanding with Inspire or any other person to distribute Inspire's securities, and Inspire has no control or influence over the timing, nature or volume of Warburg Pincus's resales of its Inspire common stock.

Moreover, in the Securities Purchase Agreement, Warburg Pincus represented to Inspire that Warburg Pincus was purchasing the shares of Exchangeable Preferred Stock for its own account for investment and not with a view towards resale, transfer or distribution of such shares and that it did not have any present intent to distribute the shares of Exchangeable Preferred Stock or the shares of common stock that Warburg Pincus would acquire upon the exchange of the Exchangeable Preferred Stock. The Registration Statement also contains language to make it clear that Warburg Pincus has informed Inspire that at the time Warburg Pincus acquired the shares being offered under the prospectus Warburg Pincus had no agreement or understanding, direct or indirect, with any person to distribute the securities it acquired from Inspire. Warburg Pincus has also informed Inspire that it has no present intent to resell, transfer or distribute its shares of Inspire's common stock.

Under the terms of the Registration Rights Agreement, Inspire agreed to file a registration statement with the Commission as soon as practicable but in any event by the date that was 30 days after the date on which the Exchangeable Preferred Stock was exchanged into shares of common stock. In accordance with the terms of the Registration Rights Agreement, on November 30, 2007, Inspire filed the Registration Statement to register the shares of common stock held by Warburg Pincus. However, the sale of the Exchangeable Preferred Stock to Warburg Pincus was not conditioned upon, or subject to, the registration of the shares of common stock. In the event Inspire failed to file the Registration Statement as required by the Registration Rights Agreement, the Registration Rights Agreement did not provide for penalties, and Warburg Pincus would have been limited to bringing a breach of contract claim against Inspire. Inspire's contractual obligation to file the Registration Statement does not render Warburg Pincus an "underwriter" under Section 2(a)(11) of the Securities Act.

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Warburg Pincus has Continually Held the Shares for Over Five Months and has Accepted the Market Risks.

Warburg Pincus has accepted the market risk of its investment in the Shares. Conversely, an underwriter generally seeks to minimize its market risk in the securities it is underwriting. Warburg Pincus irrevocably acquired the Exchangeable Preferred Stock on July 20, 2007 at a set purchase price that was not based on a discount from the market price or a fluctuating ratio and Warburg Pincus continues to hold all of the common stock it acquired upon the exchange of the Exchangeable Preferred Stock. Since July 20, 2007, the closing price of Inspire's common stock has varied from a low of $4.85 (approximately 9% below Warburg Pincus's $5.35 per share purchase price) to a high of $6.98 (approximately 30% above Warburg Pincus's $5.35 per share purchase price).

Additionally, the transaction was structured in a way that required Warburg Pincus to take substantial market risk. As explained above, the Exchangeable Preferred Stock would only exchange upon the receipt of HSR Approval and stockholder approval. At the time of its investment in the Shares, Warburg Pincus had no assurance that the stockholder approval or HSR Approval would be obtained.

Moreover, in the event that the stockholder approval was not obtained, Warburg Pincus would have continued to hold shares of Exchangeable Preferred Stock and such shares would have remained outstanding pursuant to their terms. To the extent that shares of the Exchangeable Preferred Stock remained outstanding on the first anniversary of the closing date, under the terms of the Registration Rights Agreement, Inspire would have been required to register the Exchangeable Preferred Stock for resale pursuant to an effective Form S-3 by November 17, 2008 (i.e., within 120 days after July 20, 2008). Under such circumstances, Warburg Pincus would have been required to hold such shares of Exchangeable Preferred Stock for well over a year prior to an effective registration statement enabling their resale. At such time, Warburg Pincus would be left holding a security for which there has never been a market.

Warburg Pincus's willingness to take these risks is inconsistent with the notion that it is an underwriter or is acting as a conduit for Inspire. However, acceptance of these risks is consistent with Warburg Pincus's desire to purchase securities from Inspire and hold them as an investment.

            Prior to its Investment, Warburg Pincus had No Previous Relationship with Inspire.

Prior to Warburg Pincus's investment, Inspire had no material arrangements or relationships with Warburg Pincus. Nor was Warburg Pincus a stockholder of Inspire.

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During 2007, Inspire considered a number of potential financings, including an investment by Warburg Pincus. As a result of this process, Inspire chose Warburg Pincus's investment as the most advantageous to Inspire.

Warburg Pincus's Potential Status as an Affiliate of Inspire Does Not Cause Warburg Pincus to be Considered an Underwriter.

The Staff, in the no-action letter issued to the American Council of Life Insurance, effectively abandoned the "presumptive underwriter doctrine." In that no-action letter, while noting that underwriter status depends on all of the facts and circumstances surrounding a particular transaction, the Staff took the view that insurance companies and similar institutional investors generally should not be deemed to be underwriters with regard to the purchase of large amounts of securities, provided such securities are acquired in the ordinary course of their business from the issuer or underwriter of those securities and that the purchaser have no arrangement with any person to participate in the distribution of such securities.

Warburg Pincus should not be considered an underwriter solely because it purchased a large block of securities from Inspire and has the right to appoint a board nominee under certain circumstances. Warburg Pincus faces the same types of institutional concerns regarding its ability to purchase large blocks of securities and the liquidity of its investment portfolio as outlined by the American Council of Life Insurance in its letter to the Staff. Just as the American Council of Life Insurance argued in its letter to the Staff nearly 25 years ago, to impose underwriter status on Warburg Pincus merely because it may have become an affiliate of Inspire as a result of its investment is not consistent with the purposes of the Securities Act and could have the effect of inhibiting Warburg Pincus and other similar institutional investors from investing in smaller companies thereby limiting these companies' access to capital. As discussed in detail above, Warburg Pincus has acquired the Shares from Inspire in the ordinary course of its business, has no arrangements with Inspire or any other person to participate in the distribution of Inspire's common stock and prior to the purchase of the shares of Exchangeable Preferred Stock, Warburg Pincus had no material arrangement or relationships with Inspire.

While Warburg Pincus does have the right to cause Inspire to nominate one Warburg Pincus nominee for election to Inspire's Board of Directors, this right is more indicative of Warburg Pincus acting as an investor, rather than as an underwriter. In fact, it is rare for an underwriter to request a board seat. In connection with Warburg Pincus's investment, Inspire agreed for so long as Warburg Pincus owns at least 10% of Inspire's outstanding common stock to, at Warburg Pincus's request, nominate and use its reasonable best efforts to cause to be elected to its Board of Directors one individual designated by Warburg Pincus. Warburg

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Pincus negotiated with Inspire to have this right because Warburg Pincus believed that its ability to nominate a director was the best way for it to monitor its investment. Presumably, if Warburg Pincus purchased its Inspire securities as an underwriter, it would not have been necessary to negotiate with Inspire to nominate a director to sit on Inspire's Board of Directors because it would not have been planning to hold its Inspire securities for the long term.

Unlike a typical underwritten transaction, Warburg Pincus did not receive a discount to the trading price of Inspire's common stock when it purchased the Exchangeable Preferred Stock and has not and will not receive a commission or any other remuneration from Inspire if and when it sells its Inspire common stock. Warburg Pincus acquired the Exchangeable Preferred Stock at a price based on the closing price of Inspire's common stock on the day prior to the execution of the Securities Purchase Agreement on an as exchanged to common stock basis. Thus, Warburg Pincus, like any other Inspire investor, will only profit from its investment if it sells its common stock at a price above the price that it paid.

            Conclusion

Warburg Pincus was not acting as a conduit for Inspire as Warburg Pincus did not purchase the Shares with a view to distributing the Shares or for the purposes of offering or selling the Shares on behalf of Inspire, nor did Warburg Pincus participate, directly or indirectly, in any such undertaking. Based upon all of the circumstances of the transaction, including the length of time that Warburg Pincus has held the Shares, the circumstances under which it received the Shares, its relationship with Inspire, the amount of the Shares involved, and the fact that Warburg Pincus is not in the business of underwriting securities, we respectfully submit to the Staff that Warburg Pincus is not, and should not be considered, an "underwriter" under Section 2(a)(11) of the Securities Act with respect to the resale of the securities acquired by it in the private placement and that no revision to the prospectus contained in the Registration Statement in this respect is necessary.

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